Exhibit 7.02

EXECUTION COPY

December 9, 2017

The Board of Directors

Canadian Solar Inc. (the “Company”)

545 Speedvale Avenue West

Guelph, Ontario

Canada N1K 1E6

Tel: (1-519) 837-1881

Fax: (1-519) 837-2550

Dear Sirs:

I, Shawn (Xiaohua) Qu (“Dr. Qu”), Chairman, President and Chief Executive Officer of the Company, am pleased to submit this preliminary non-binding proposal to the board of the directors of the Company (the “Board”) to acquire all of the outstanding common shares (“Common Shares”) of the Company not already owned by me and my wife, Ms. Hanbing Zhang (together with Dr. Qu, the “Chairman Parties”), in a going-private transaction (the “Transaction”).  The Chairman Parties currently beneficially own approximately 23.5% of the issued and outstanding Common Shares of the Company on a fully diluted and as-converted basis.

I believe that my proposal of US$18.47 in cash per Common Share will provide a very attractive opportunity to the Company’s shareholders.  This price represents a premium of approximately 7.1% to the Company’s closing price on December 8, 2017, and a premium of approximately 10% to the average closing price during the last 90 trading days.

The terms and conditions upon which I am prepared to pursue the Transaction are set forth below.  I am confident in my ability to consummate a Transaction as outlined in this letter.

1.  Buyer.  I intend to form an acquisition vehicle for the purpose of pursuing the Transaction.  I am interested only in pursuing this Transaction and am not interested in selling the Common Shares owned by the Chairman Parties in connection with any other transaction.

2.  Purchase Price.  My proposed consideration payable for the Company’s Common Shares acquired in the Transaction will be US$18.47 in cash per share.

3.  Financing.  I intend to finance the Transaction with a combination of debt and equity capital.  Equity financing is expected to be provided in the form of rollover equity in the Company from the Chairman Parties and cash contributions from the Chairman Parties and, potentially, third party sponsors.  Debt financing is expected to be provided by loans from third party financial institutions.  I am confident that I can timely secure adequate financing to consummate the Transaction.

4.  Due Diligence.  Given my role with the Company and existing ownership interest, my own diligence needs will be quite limited.  Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company.  I would like to ask the Board to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to confidentiality agreements with customary terms.

5.  Definitive Agreements.  I am prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) expeditiously.  This proposal is subject to execution of the Definitive Agreements.  These documents will include provisions typical for transactions of this type.

6.  Confidentiality.   I will, as required by law, promptly file an amendment to my Schedule 13D to disclose this letter.  I am sure you will agree with me that it is in all of our interests to ensure that we proceed our discussions relating to the Transaction in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7.  Process.  I believe that the Transaction will provide superior value to the Company’s shareholders as compared to remaining a publicly traded company.  I recognize of course that the Board will evaluate the proposed Transaction independently before it can make its determination whether to endorse it.  It is my expectation that the Board will appoint a special committee of independent directors to consider this proposal and make a recommendation to the Board based on its independent evaluation of my proposal.

8.  No Binding Commitment.  This letter constitutes only a preliminary indication of my interest, and does not constitute any binding commitment with respect to the Transaction.  Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, I would like to express my commitment to working together with you to bring this Transaction to a successful and timely conclusion.  I have engaged Skadden, Arps, Slate, Meagher & Flom LLP as my U.S. legal advisor and Stikeman Elliott LLP as my Canadian legal advisor.  Both are ready to help bring this Transaction forward in a timely manner.  Should you have any questions regarding this proposal, please do not hesitate to contact me.  I look forward to speaking with you.

[Signature Page to Follow]

Sincerely,

Shawn (Xiaohua) Qu

/s/ Mr. Shawn (Xiaohua) Qu

[Signature Page to Proposal Letter]